United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the September 2, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

EXHIBIT LIST

EXHIBIT	DESCRIPTION
99.1	Press Release Dated September 2, 2016 titled: "Coca-Cola European Partners to host and webcast meeting with investors and analysts in Barcelona on 27 September."

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 2, 2016	By:	/s/ Thor Erickson
	Name:	Thor Erickson
	Title:	Vice President, Investor Relations

EXHIBIT 99.1

CONTACTS:	Investor Relations	Media Relations
	Thor Erickson	Ros Hunt
	1 (678) 260-3110	44 (0) 7528 251 022

COCA-COLA EUROPEAN PARTNERS TO HOST AND WEBCAST MEETING
WITH INVESTORS AND ANALYSTS IN BARCELONA ON 27 SEPTEMBER

LONDON, 2 September 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will host an event with investors and analysts in Barcelona on Tuesday, 27 September 2016. The meeting will be hosted by Chairman Sol Daurella, Chief Executive Officer John F. Brock, Chief Operating Officer Damian Gammell, and Chief Financial Officer Nik Jhangiani. Presentations will be webcasted and include other key leaders, a detailed business overview, and a discussion of the company’s long-term outlook.
    John F. Brock, CEO, commented: “Just three months ago, we executed a transaction that created the world’s largest independent Coca-Cola bottler by net sales and a leading consumer goods company in the European marketplace. This meeting will enable us to provide a better understanding of our business and our strong commitment to creating increasing value for our shareowners.”
Damian Gammell, COO, added: “We look forward to our first investor and analyst event as CCEP in Barcelona, which will provide an excellent opportunity to learn more about the Spanish market as well as our other key operations.”

On 27 September, CCEP will webcast the presentations live through its website, www.ccep.com, beginning at 3:00 p.m. CEST, 2:00 p.m. BST, and 9:00 a.m. EDT. A replay of the presentation will be available at this site within 24 hours after the presentations.
ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.
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